EXHIBIT 99.57


                         VYTERIS HOLDINGS (NEVADA), INC.





Spencer Trask Specialty Group LLC
535 Madison Avenue
New York, New York 10022
Attn: Mr. Bruno Lerer, Esq.


Ladies and Gentlemen:


      This Letter Agreement ("Agreement") is dated as of February 16, 2006 and is by and between Vyteris Holdings (Nevada), Inc. (the "Company"), a Nevada corporation, and Spencer Trask Specialty Group LLC, a Delaware limited liability company (referred to as "STSG").

      WHEREAS, STGS is the holder of Series B Preferred Stock of the Company at a current conversion price of $7.16 per share (the "Conversion Price");

      WHEREAS, the Company and STSG have entered in a discussions for the Company to sell and STSG to purchase a certain convertible subordinated promissory note;

      NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, the Parties agree as follows:

       As a material inducement for STSG to enter into a Note Purchase Agreement by and between the Company and STSG for the purchase of a convertible subordinated promissory note in the principal amount of $500,000, the Company shall use its best efforts to take all necessary and appropriate action to amend its charter documents in order to reduce the Conversion Price to $1.00, including without limitation, calling a shareholder meeting to approve such amendment.


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      IN WITNESS WHEREOF, the parties hereto have executed this Letter Agreement on the date first above written.



                              SPENCER TRASK SPECIALTY GROUP, LLC


                              By:  ___________________________________
                                   Name:
                                   Title:



                              VYTERIS HOLDINGS (NEVADA), INC.


                              By:  ____________________________________
                                   Name:
                                   Title: